UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  May 18, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PGS FILES FORM 20-F FOR 2006

MAY 18, 2007, OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that it has filed its Annual Report on Form 20-F for the year ended December 31, 2006 containing audited consolidated financial statements prepared in accordance with U.S. GAAP.

This filing was the first where many foreign registrants, including PGS, were required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. PGS completed its initial compliance and reported that its internal control system was effective and its independent auditors, Ernst & Young AS, confirmed this assessment by rendering an unqualified opinion on the effectiveness of the Company's internal control system over financial reporting.

Also of note, in March 2007, the U.S. Securities and Exchange Commission amended its rules governing when a foreign private issuer may deregister its securities and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934. The new rules are effective 4 June 2007 and will allow a foreign private issuer to terminate its reporting obligations if certain criteria are met, including that the issuer has an average daily trading volume of its securities in the United States equal to or less than 5% of the average daily trading volume of its securities in securities markets worldwide during a recent 12-month period. Based on a preliminary analysis, we expect to satisfy these criteria.

With the increased sophistication and transparency of the capital markets worldwide, PGS believes that the value of maintaining a dual listing of its shares in the United States and Norway is reduced. Due to, among other things, the limited trading and liquidity of the PGS ADSs on the New York Stock Exchange and the cost and complexity of maintaining dual listing and reporting, especially after PGS adopted International Financial Reporting Standards, the Company has decided to commence a process of delisting its ADSs from the New York Stock Exchange and deregister its ADSs under the Exchange Act. Subject to the satisfaction of applicable regulatory requirements the Company expects to initiate the process shortly following the effective date of the amended rules. PGS expects to achieve a cost reduction of approximately USD 5 million annually as a result of the delisting and deregistration.

A delisting would not imply a reduced focus on the Company's international shareholders or a reduced focus on its international or U.S. markets. PGS intends to continue its strong focus on corporate governance, transparency and internal controls subsequent to a delisting.

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The Company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2006. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                     --END--

FOR DETAILS, CONTACT:

OLA BOSTERUD
Phone:   +47 67 52 64 00
Mobile:  +47 90 95 47 43

CHRISTOPHER MOLLERLOKKEN
Phone:   +47 67 51 43 16
Mobile:  +47 90 27 63 55

US INVESTOR SERVICES
Katrina Parrott
Phone:   +1 281 509 8000



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

     May 18, 2007                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager